                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934


                           ICG Communications, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   449246107
                        ---------------------------------
                                 (CUSIP Number)


                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                            9197 South Peoria Street
                           Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 10, 2000
                  --------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 17 Pages)


_______________________

/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      449246107

================================================================================
     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Liberty Media Corporation
          84-1288730
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [_]

          (b) [ ]

--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)   [_]


--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
  NUMBER OF
                                  24,523,810 shares
   SHARES                -------------------------------------------------------
                             8    SHARED VOTING POWER
BENEFICIALLY
                                  0
  OWNED BY               -------------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
    EACH
                                  24,523,810 shares
  REPORTING              -------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
   PERSON
                                  0
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 24,523,810 shares

--------------------------------------------------------------------------------
     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [_]

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 33.55%.  See Item 5.

--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON
          CO

================================================================================

* Assuming (1) conversion of all 8% Series A-1 Convertible Preferred Stock beneficially owned by the Reporting Person, and (2) exercise of all five-year Common Stock warrants beneficially owned by the Reporting Person.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                                 Statement of

                           LIBERTY MEDIA CORPORATION

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                           ICG Communications, Inc.


Item 1.    Security and Issuer.

     Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to the common stock, par value $.01 per share (the "Common Stock"), of ICG Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 161 Inverness Drive West, Englewood, Colorado 80112.


Item 2.    Identity and Background.

     The reporting person is Liberty Media Corporation, whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. Liberty ICOMM, Inc., a Delaware corporation and a wholly owned subsidiary of Liberty ("ICOMM"), and Liberty ICOMM Warrants, Inc., a Delaware corporation and a wholly owned subsidiary of Liberty ("ICOMM Warrants"), are the registered holders of securities that may be converted into, or exercised to acquire, the shares of Common Stock beneficially owned by Liberty (the "Shares"), as more particularly described herein.

     Prior to March 9, 1999, the Reporting Person was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). TCI's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. TCI is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI,

(i) TCI became a wholly owned subsidiary of AT&T; (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and
(iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     The board of directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's board of directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's board of directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its board of directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the

"Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

Item 3.    Source and Amount of Funds or Other Consideration.

     As more fully described in Item 6 below, the Reporting Person entered into the Preferred Stock and Warrant Purchase Agreement, dated February 27, 2000 (the "Original Purchase Agreement"), as amended by the Amendment, dated April 10, 2000 (the "Amendment Agreement" and, together with the Original Purchase Agreement, the "Purchase Agreement") between the Issuer, the Reporting Person, Gleacher/ICG Investors, LLC and HMTF Bridge ICG, LLC, providing for the acquisition by the Reporting Person of (i) 50,000 shares of the Issuer's 8% Series A-1 Convertible Preferred Stock (the "Series A-1 Preferred Stock") and
(ii) a warrant to purchase 6,666,667 shares of the Issuer's Common Stock, par value $.01 per share (the "Warrant"). The Reporting Person acquired the Series A-1 Preferred Stock and Warrant on April 10, 2000, paying a cash purchase price of $500,000,000. The purchase price was paid with funds from the Reporting Person's existing cash reserves.

     The foregoing summary of the terms of the Purchase Agreement is qualified in its entirety by reference to the full text of the Original Purchase Agreement and the Amendment Agreement, copies of which are included as Exhibits 7(c) and 7(d), respectively, to this Statement and are incorporated herein by reference.

Item 4.    Purpose of Transaction.

     The Reporting Person currently holds its interest in the Issuer for investment purposes.

     The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or
(iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and the voice and data service, data manager and network facilities provider businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     In addition, the matters set forth in Item 6 are incorporated in this Item 4 by reference as if fully set forth herein.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)   Any action similar to any of those enumerated in this paragraph.

Item 5.    Interest in Securities of the Issuer.

     (a) After giving effect to the Acquisition, assuming conversion of the Series A-1 Preferred Stock and exercise of the Warrant, the Reporting Person beneficially owns through its subsidiaries, ICOMM and ICOMM Warrants, 24,523,810 shares of Common Stock. Based on the 48,582,035 shares of Common Stock that were issued and outstanding as of March 27, 2000 (as disclosed in the Issuer's Annual Report on Form 10-K for the 12-month period ended December 31, 1999), the 24,523,810 shares beneficially owned by the Reporting Person represented on that date, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, approximately 33.55% of the issued and outstanding shares of Common Stock. The 24,523,810 shares beneficially owned by the Reporting Person are represented by the Series A-1 Preferred Stock and Warrant, which are immediately convertible into or exercisable for shares of Common Stock.

     Except as described in the preceding paragraph, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Common Stock.

     (b) The Reporting Person has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares.

     (c) Except for the acquisition of the Series A-1 Preferred Stock and the Warrant, no transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the
Schedule 1 Persons or Schedule 2 Persons during the past 60 days.

     (d)   None.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Securities Purchase Agreement
     -----------------------------

     Pursuant to the Original Purchase Agreement, the Reporting Person agreed to acquire 500,000 shares of the Issuer's preferred stock and the Warrant for an aggregate purchase price of $500,000,000. The Original Purchase Agreement was amended pursuant to the Amendment Agreement in order to: (a) redesignate the Issuer's preferred stock so that the Reporting Person would be issued shares of 8% Series A-1 Preferred Stock, HMTF Bridge ICG, LLC and certain of its affiliates would be issued shares of 8% Series A-2 Preferred Stock and Gleacher/ICG Investors, LLC would be issued shares of 8% Series A-3 Preferred Stock (the Series A-1 Preferred Stock, 8% Series A-2 Preferred Stock and 8% Series A-3 Preferred Stock are referred to collectively herein as the "Preferred Stock"), (b) reduce the number of shares of Series A-1 Preferred Stock to be purchased by the Reporting Person to 50,000 (with a corresponding reduction in the number of shares to be purchased by the other purchasers under the Purchase Agreement) and (c) increase the initial Liquidation Preference (as defined below) of each share of Preferred Stock from $1,000 to $10,000 (with no change to the aggregate purchase price as a result of the amendments referred to in (b) and (c) above).

     The foregoing summary of the terms of the Purchase Agreement and the Amendment Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is included as Exhibit 7(c), and the Amendment Agreement, a copy of which is included as Exhibit 7(d), to this Statement and are incorporated herein by reference.

     Registration Rights Agreement
     -----------------------------

     At Closing, the Issuer, the Reporting Person and the holders of 8% Series A-2 Preferred Stock and 8% Series A-3 Preferred Stock entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to effect six "demand" registrations at the request of the holders of a majority of the Registrable Securities (as defined below) held by the Reporting Person and any direct or indirect transferee of any Registrable Securities held by the Reporting Person, provided that each such demand registration must be in respect of Registrable Securities with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. The Reporting Person may make two additional demands for registration following the exercise of all or a portion of the Warrant. The Registration Rights

Agreement also grants demand registration rights to holders of Registrable Securities affiliated with HMTF Bridge ICG, LLC and Gleacher/ICG Investors, LLC. In addition, the purchasers have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act"), as well as rights to request a shelf registration of specified portions of the Registrable Securities.

     "Registrable Securities" means (a) the Registrable Common Stock (as defined below) and (b) any securities of the Issuer or any successor entity into which Registrable Common Stock may hereafter be converted or changed until such time that such Securities are no longer outstanding or, in certain cases, no longer require registration. "Registrable Common Stock" means (a) shares of Common Stock issued or issuable upon conversion of shares of Preferred Stock plus any additional shares of Preferred Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Preferred Stock, plus any additional shares of Common Stock issued with respect to such issued shares of Common Stock in connection with any stock splits, stock dividends, or similar events with respect to the Common Stock, (b) shares of Common Stock issued or issuable upon exercise of the Warrant, plus any additional shares of Common Stock issued in respect of such issued shares of Common Stock in connection with any stock split, stock dividend or similar event with respect to the Common Stock and (c) any shares of Common Stock owned by a holder that are restricted securities within the meaning of Rule 144 or all such shares if such holder reasonably believes at such time that it may be deemed to be an "affiliate" (as that term is defined in Rule 144 under the Securities Act) of the Issuer.

     The foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 7(e) to this Statement and is incorporated herein by reference.

     Certificate of Designation
     --------------------------

     As contemplated by the Purchase Agreement, the board of directors of the Issuer approved and adopted the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A-1 Convertible Preferred Stock, 8% Series A-2 Convertible Preferred Stock and 8% Series A-3 Convertible Preferred Stock, and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") to create three series of Preferred Stock. Except with respect to director designation rights, the powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock are identical.

     Under the Certificate of Designation, the shares of Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Common Stock and to each other class of capital stock or preferred stock of the Issuer (other than Preferred Stock Mandatorily Redeemable 2009 of the Issuer), the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with the Preferred Stock Mandatorily Redeemable 2009 of the Issuer and with each other class of capital stock or series of preferred stock of the Issuer issued by Issuer, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank senior to the shares of Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation.

     Holders of shares of Preferred Stock are entitled to receive with respect to each share of Preferred Stock, out of funds legally available for the payment of dividends, dividends at a rate per annum of 8% of the then-effective Liquidation Preference. "Liquidation Preference" means, initially, an amount equal to $10,000 per share of Preferred Stock plus accrued and unpaid dividends, subject to adjustments in accordance with the provisions of the Certificate of Designation. Such dividends shall be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears (each quarterly payment date, a "Dividend Payment Date""). On each Dividend Payment Date, commencing on the June 30, 2000 Dividend Payment Date, to and including the June 30, 2005 Dividend Payment Date, accrued dividends on a share of Preferred Stock for the preceding Dividend Period shall be added cumulatively to, and thereafter remain a part of, the Liquidation Preference of such share. Thereafter, accrued dividends shall be payable quarterly on each Dividend Payment Date, commencing on September 30, 2005, to the holders of record of Preferred Stock as of the close of business on the applicable Dividend Record Date (as defined in the Certificate of Designation). Accrued Dividends that are not paid in full in cash on any Dividend Payment Date (whether or not declared and whether or not there are sufficient funds legally available for the payment thereof) shall be added cumulatively to the Liquidation Preference on the applicable Dividend Payment Date and thereafter remain a part thereof.

     Holders of shares of Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Preferred Stock into a number of fully paid and nonassessable shares of Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the "Conversion Price" in effect at the time of conversion. The initial Conversion Price is $28.00 per share, and is subject to adjustment upon the occurrence of certain events.

     The shares of Preferred Stock may be redeemed at any time commencing on or after June 30, 2005, in whole or from time to time in part, at the election of the Issuer, at a redemption price payable in cash equal to 100% of the then effective Liquidation Preference (after giving effect to the Special Dividend (as defined in the Certificate of Designation) if applicable) plus accrued and unpaid dividends from the last Dividend Payment Date to the date fixed for redemption. Shares of Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on June 30, 2015, at a redemption price per share in cash equal to the then effective Liquidation Preference (after giving effect to the Special Dividend, if applicable), plus accrued and unpaid dividends thereon from the last Dividend Payment Date to the date of mandatory redemption.

     If a Change of Control (as defined in the Certificate of Designation) occurs prior to June 30, 2005, an amount equal to the Special Dividend will be added to the Liquidation Preference of each share of Preferred Stock. The Special Dividend, for each share of Preferred Stock, is the difference between
(i) $14,859.47 (as that number may be adjusted for stock splits, stock dividends or similar events) and (ii) the amount of the actual Liquidation Preference of such share immediately prior to the Change of Control.

     Upon occurrence of a Change of Control, the Issuer has the right, but not the obligation, to offer to repurchase all the shares of Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 101% of all dividends accrued and unpaid thereon to the date fixed for the repurchase. If the Issuer does not offer to repurchase all the shares of Preferred Stock in accordance with the Certificate of Designation, the dividend rate on the

Preferred Stock will increase to 16%. If the dividend rate is so increased, the Issuer will have the right (but not the obligation) (i) at any time prior to June 30, 2005 to offer to repurchase all the shares of Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 101% of all dividends accrued and unpaid thereon to the date fixed for the repurchase and (ii) at any time after June 30, 2005, to offer to repurchase all the shares of Preferred Stock at a purchase price per share in cash equal to 100% of the Liquidation Preference of each share of Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 100% of all dividends accrued and unpaid thereon to the date fixed for the repurchase. If the Issuer makes such an offer, the dividend rate on the Preferred Stock will be thereafter reduced to 8%.

    Holders of the shares of Preferred Stock will be entitled to vote on all matters upon which the holders of the Issuer's Common Stock are entitled to vote. In exercising these voting rights, each share of Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Common Stock. The approval of the holders of between 51% and 75% the then-outstanding shares of Preferred Stock, voting as one class, will be required for the Issuer to take certain actions.

     For so long as the Reporting Person and its affiliates own any combination of shares of Preferred Stock and shares of Common Stock that, taken together (on an as converted basis), equal at least 2,687,571 shares of Common Stock (as adjusted for any stock dividends, splits and combinations and similar events affecting the Common Stock from time to time), the Reporting Person may elect one director, or if greater, such number (rounded up to the nearest whole number) equal to 10% of the then authorized number of members of the Issuer's board of directors, to serve on the board of directors of the Issuer. Additionally, for so long as the Reporting Person and its affiliates own any combination of shares of Preferred Stock and shares of Common Stock that, taken together (on an as converted basis), equal at least 8,928,571 shares of Common Stock (as adjusted for any stock dividends, splits and combinations and similar events affecting the Common Stock from time to time), the Reporting Person may elect an additional director, or if greater, such number (rounded up to the nearest whole number) of additional directors equal to 10% of the then authorized number of members of the Issuer's board of directors, to serve on the board of directors of the Issuer. Pursuant to the foregoing rights, the Reporting Person has elected Gary S. Howard and Carl Vogel to the board of directors of the Issuer. The Purchase Agreement contains a parallel provision for the election of a director that is inoperative for so long as the above described provision is in effect. Pursuant to the Certificate of Designation, holders of the Series A-2 Preferred Stock have the right to elect one director under certain circumstances.

     The foregoing summary of the terms of the Certificate of Designation is qualified in its entirety by reference to the full text of the Certificate of Designation, a copy of which is included as Exhibit 7(f) to this Statement and is incorporated herein by reference.

     Common Stock Warrant Certificate
     --------------------------------

     As contemplated by the Purchase Agreement, at the Closing, the Issuer issued a certificate evidencing ownership of the Warrant (the "Warrant Certificate") to the Reporting Person. The Warrant entitles the Reporting Person or its permitted assigns to purchase from the Issuer up to 6,666,667 fully paid and nonassessable shares of Common Stock at an exercise price of $34.00 per share, as adjusted from time to time pursuant to the terms of the Warrant Certificate. The Warrant Certificate is void after April 10, 2005. Similar warrants were also issued to the other purchasers.

     The foregoing summary of the terms of the Warrant Certificate is qualified in its entirety by reference to the full text of the Warrant Certificate, a copy of which is included as Exhibit 7(g) to this Statement and is incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits.

Exhibit No.      Exhibit
------------     -------
Exhibit 7(a):    Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc.
                 (incorporated by reference to Appendix A to the AT&T/TCI Proxy
                 Statement/Prospectus that forms a part of the Registration Statement on Form
                 S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T
                 Registration Statement")).

Exhibit 7(b):    AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T
                 Registration Statement).

Exhibit 7(c):    Preferred Stock and Warrant Purchase Agreement, dated as of February 27,
                 2000, between the Issuer, the Reporting Person, Gleacher/ICG Investors LLC
                 and HMTF Bridge ICG, LLC.

Exhibit 7(d):    Amendment, dated as of April 10, 2000, between the Issuer, the Reporting
                 Person, Gleacher/ICG Investors, LLC and HMTF Bridge ICG, LLC,  HM4 ICG
                 Qualified Fund, LLC, HM4 ICG Private Fund, LLC, HM PG-IV ICG, LLC, HM
                 4-SBS ICG Coninvestors, LLC and HM 4-EQ ICQ Coninvestors, LLC.

Exhibit 7(e):    Registration Rights Agreement, dated as of April 7, 2000, between the Issuer, the
                 Reporting Person, Gleacher/ICG Investors, LLC and HMTF Bridge ICG, LLC,
                 HM4 ICG Qualified Fund, LLC, HM4 ICG Private Fund, LLC, HM PG-IV ICG,
                 LLC, HM 4-SBS ICG Coninvestors, LLC and HM 4-EQ ICQ Coninvestors,
                 LLC.

Exhibit 7(f):    Certificate of Designation of the Powers, Preferences and Relative,
                 Participating, Optional and Other Special Rights of the 8% Series A-1
                 Convertible Preferred Stock, 8% Series A-2 Convertible Preferred Stock
                 and 8% Series A-3 Convertible Preferred Stock and Qualifications,
                 Limitations and Restrictions Thereof.

Exhibit 7(g):    Form of Common Stock Warrant, dated as of April 10, 2000.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2000

                                          LIBERTY MEDIA CORPORATION


                                          By: /s/ Vivian J. Carr
                                              -------------------
                                              Name: Vivian J. Carr
                                              Title: Vice President

                                  SCHEDULE 1

                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                   Principal Occupation
----                   --------------------
John C. Malone         Chairman of the Board and Director of the Reporting Person; Director
                       of AT&T Corp.

Robert R. Bennett      President, Chief Executive Officer and Director of the Reporting
                       Person

Gary S. Howard         Executive Vice President, Chief Operating Officer and Director of the
                       Reporting Person

Daniel E. Somers       Director of the Reporting Person; President and Chief Executive Officer of
                       AT&T Broadband, LLC (f/k/a Tele-Communications, Inc.)

John C. Petrillo       Director of the Reporting Person; Executive Vice President,
                       Corporate Strategy and Business Development of AT&T Corp.

Larry E. Romrell       Director of the Reporting Person; Consultant to AT&T Broadband, LLC
                       (f/k/a Tele-Communications, Inc.)

Jerome H. Kern         Director of the Reporting Person; Chairman of the Board and Chief
                       Executive Officer of On Command Corporation

Paul A. Gould          Director of the Reporting Person; Managing Director of Allen & Company
                       Incorporated

John D. Zeglis         Director of the Reporting Person; Director and President of AT&T
                       Corp.; Chairman of the Board and Chief Executive Officer of AT&T Wireless Group

David B. Koff          Senior Vice President and Assistant Secretary of the Reporting Person

Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant Secretary of
                       the Reporting Person

Carl E. Vogel          Senior Vice President of the Reporting Person

Peter Zolintakis       Senior Vice President of the Reporting Person

Vivian J. Carr         Vice President and Secretary of the Reporting Person

Kathryn Scherff        Vice President and Controller of the Reporting Person

David J.A. Flowers     Vice President and Treasurer of the Reporting Person

                                  SCHEDULE 2

                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                                  AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                      Title
----                      -----
C. Michael Armstrong      Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr           Director; Chairman of the Board, Retired, of Chevron Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha          Director; Chairman of the Board and Chief Executive Officer,
                          Retired, of Springs Industries, Inc.

George M. C. Fisher       Director; Chairman of the Board of Eastman Kodak Company

Donald V. Fites           Director; Chairman of the Board, Retired, of Caterpillar, Inc.

Amos B. Hostetter, Jr.    Director; Chairman of the Board of Pilot House Associates

Ralph S. Larsen           Director; Chairman of the Board and Chief Executive Officer of
                          Johnson & Johnson

John C. Malone            Director; Chairman of the Board of the Reporting Person

Donald F. McHenry         Director; President of The IRC Group LLC

Michael I. Sovern         Director; President Emeritus and Chancellor Kent Professor of
                          Law at Columbia University

Sanford I. Weill          Director; Chairman of the Board and Co-CEO of Citigroup Inc.

Thomas H. Wyman           Director

John D. Zeglis            President of AT&T Corp.; Chief Executive Officer of AT&T
                          Wireless Group and Director

Harold W. Burlingame      Executive Vice President, Merger & Joint Venture Integration

James W. Cicconi          Executive Vice President-Law & Government Affairs and General
                          Counsel

Mirian M. Graddick        Executive Vice President, Human Resources

Name                      Title
----                      -----
Frank Ianna               Executive Vice President and President, AT&T Network Services

Michael G. Keith          Executive Vice President, AT&T Wireless Group

Richard J. Martin         Executive Vice President, Public Relations and Employee
                          Communication

David C. Nagel            President of AT&T Labs; Chief Technology Officer

John C. Petrillo          Executive Vice President, Corporate Strategy and Business
                          Development

Richard R. Roscitt        Executive Vice President and President of AT&T Business Services

Daniel E. Somers          President and CEO of AT&T Broadband

                                 EXHIBIT INDEX


Exhibit No.      Exhibit
-----------      -------

Exhibit 7(a): Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

Exhibit 7(b): AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

Exhibit 7(c): Preferred Stock and Warrant Purchase Agreement, dated as of February 27, 2000, between the Issuer, the Reporting Person, Gleacher/ICG Investors LLC and HMTF Bridge ICG, LLC.

Exhibit 7(d): Amendment, dated as of April 10, 2000, between the Issuer, the Reporting Person, Gleacher/ICG Investors, LLC and HMTF Bridge ICG, LLC, HM4 ICG Qualified Fund, LLC, HM4 ICG Private Fund, LLC, HM PG-IV ICG, LLC, HM 4-SBS ICG Coninvestors, LLC and
                 HM 4-EQ ICQ Coninvestors, LLC.

Exhibit 7(e): Registration Rights Agreement, dated as of April 7, 2000, between the Issuer, the Reporting Person, Gleacher/ICG Investors, LLC and HMTF Bridge ICG, LLC, HM4 ICG Qualified Fund, LLC, HM4 ICG Private Fund, LLC, HM PG-IV ICG, LLC, HM 4-SBS ICG Coninvestors, LLC and HM 4-EQ ICQ Coninvestors, LLC.

Exhibit 7(f): Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the 8% Series A-1 Convertible Preferred Stock, 8% Series A-2 Convertible Preferred Stock and 8% Series A-3 Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

Exhibit 7(g):    Form of Common Stock Warrant, dated as of April 10, 2000.